Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Global Startup Ecosystem, Inc.
10 Hudson Yards, 48th Floor
New York, NY 10001
globalstartupecosystem.com

Up to $999,982.00 in Common Stock at $1.00
Minimum Target Amount: $9,954.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Global Startup Ecosystem, Inc.
Address: 10 Hudson Yards, 48th Floor , New York, NY 10001
State of Incorporation: NY
Date Incorporated: May 22, 2017

Terms:

Equity

Offering Minimum: $9,954.00 | 9,954 shares of Common Stock
Offering Maximum: $999,982.00 | 999,982 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $158.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$500+ | Tier 1

5% bonus shares + Recognition of investment to GSE community + Access to Exclusive GSE Investor Club meet and greet sessions and private Facebook Group.

$1,000+ | Tier 2

10% bonus shares + Lower Tier non-bonus share perks + Recognition on GSE Website.

$2,500+ | Tier 3

15% bonus shares + lower Tier no bonus share perks + Free Access to GSE Recruit Service Package (Post up to 5 jobs, Host 1 information webinar on the community platform) + Free VIP access to annual GSE Investor Summit (Virtual 2021/ Live 2022).

$5,000+ | Tier 4

17% bonus shares + Lower Tier non-bonus share perks + Permanent recognition on GSE showroom wall (HQ Office).

$10,000+ | Tier 5

20% bonus shares + One on one with the founder+ Complimentary VIP access to a GSE global career tech summit in Haiti (Caribbean) or Ghana/Nigeria (Africa) (lodging and transport for 2 nights only; No flights included) + Lower Tier non-bonus share perks.

$25,000 | Tier 6

30% bonus shares + Join GSE angel investor advisory committee board.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Global Startup Ecosystem, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at

$1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

During the live offering, Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

We believe Global Startup Ecosystem (GSE): is an education tech recruitment company. With a mission to prepare millennials and future generations for the digital age. GSE brings together both private and public stakeholders to address humanity's greatest workforce challenges. The platform hosts a series of employer customized accelerator programs, global tech summit gatherings, and skills training programs for its membership community. As home to what we believe is the world's first digital talent career accelerator program, GSE supports a growing network of remote tech professionals. GSE aims to up skill 1 billion people by 2030. GSE has worked with the US State Department, President office of Ghana, Haiti, and Nigeria.

Competitors and Industry

Join the platform that is quickly emerging as the pipeline for remote talent in emerging markets. "94% of global business leaders are sourcing contractors from online digital job platforms".

As a recruitment company that provides career development resources, we are at the crossroads of human resources, recruitment, and the professional development education sectors. These industry areas feature competitors who are in the process of identifying, attracting, screening, shortlisting and training suitable candidates for open job opportunities and career paths.

The human resources, recruitment, and the professional development education sectors are currently valued at $378B. Players in this market include Linkedin, CareerBuilder, Andela with wider competitors such as UpWork, Monster.com, Indeed, Freelancer, etc. Andela currently has a valuation of approximately $700M.

Current Stage and Roadmap

The current stage: In just 2 years Global Startup Ecosystem (GSE) has nearly 250,000 members across multiple countries, several corporate and government clients such as Forbes, Linkedin, US State Department, Mastercard, Facebook, New York University, SAP, Google, NYU, etc, several press mentions in Forbes, Inc Magazine, Black

Enterprise, Huffington Post, Essence Magazine, Entrepreneur Magazine, etc), and hundreds of world-class network of speakers, mentors, trainers, and corporate leaders.

Top speakers include: Jack Dorsey (Founder of Twitter), Ben Horowitz (Investor Twitter, Facebook), Tim Draper (investor in Skype, Hotmail, etc); Sophia the Celebrity Robot, Ndaba Mandela (Grandson of Mandela) Current President of Haiti Jovenel Moise; Vicky Jeudy from Netflix Orange is the New Black; and VP+CEOs from Google, Facebook, Airbnb, Uber and more.

The roadmap ahead: With this traction in demand and growing community, that was bootstrapped, GSE is now raising its first seed round investment to optimize its community app interface, and hire more business development and community managers to deal with the growth in individual users and 10 institutional clients.

We believe that, due to the high demand for upskilling and workforce platforms, over the next 12 months, GSE will be growing its user base and increase its speaker network - a source of high-quality career learning content- to 1000.

The main milestones to note is that we aim to cross 1,000,000 million users by the end of Q4 2021 and have 150 institutional clients. By the end of Q4 2022 we aim to launch a beta version of ai capabilities on the GSE community app that provides customization for users. 2022-2025 we plan on growing our user base with this new functionality. The goal is to leverage our growth to support 1 billion global members by 2030 by connecting them to career programs, resources, job and education opportunities.

The Team

Officers and Directors

Name: Christine Baah Ntim

Christine Baah Ntim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO, Director, Chief Financial Officer, Corporate Secretary
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Oversees business operations, business development efforts, marketing campaigns, and technological developments. Christine currently receives salary compensation of $36,000 per year, and has received 11,500,000 shares of Common Stock in exchange for her services to the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities

in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online recruiting and career development. Our revenues are therefore dependent upon the market for online recruiting and career development.

Some of our products are still in prototype phase and might never be operational products
It is possible that the failure to release the fully developed version of the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our product(s) will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product(s) will fail to gain market acceptance for any number of reasons. If the new product(s) fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
If you are investing in this company, it's because you think that investing in a digital career accelerator is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right

positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Global Startup Ecosystem or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Global Startup Ecosystem could harm our reputation and materially negatively impact our financial condition and business.

Doing international business.
As a platform involved with sourcing talent in emerging international markets, the company is exposed to certain risks inherent with conducting international business. Examples include, but are not limited to, adhering to various countries' regulations related to hiring and dismissing employees, legal and geopolitical issues, and logistical issues.

Doing business internationally may cause problems and present risk
However, there are many risks associated with international business. These risks include, but are not limited to political and economic instability, regulatory compliance difficulties, problems enforcing agreements and greater exposure of our

intellectual property to markets where a higher probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business.

There are many unforeseeable circumstances that may occur especially in the global landscape.

Even though our team has performed a significant amount of market research and business continuity planning, there are still unforeseeable circumstances which may impact our success. These include acts of God, accident, riots, war, terrorist act, epidemic, pandemic, quarantine, civil commotion, breakdown of communication facilities, breakdown of web host, breakdown of internet service provider, natural catastrophes, governmental acts or omissions, changes in laws or regulations, national strikes, fire, explosion, generalized lack of availability of raw materials or energy.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christine Baah Ntim	11,500,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 999,982 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 11,500,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We pivoted many of our products and services to digital and transitioned many relationships to on-demand access via our app quickly to ensure that we maintained operational resilience and revenue. The strategic adjustments led to continued revenue-generating operations. Now we believe that our business model is ready for pre and post COVID business environments.

Revenue

Revenue for fiscal year 2019 was $283,764 and Revenue in 2020 was $199,006. We believe the decrease was the result of the drastic global economic effect of the COVID19 pandemic. Constituents tried to cut costs by not investing in workforce programs during a lockdown of business activity.

Despite the challenge, our focus in both years was user growth over revenues. We had 117,000 users in 2019 and grew to 258,000 users in 2020.

Cost of sales

Cost of sales in 2020 was $104,002, a decrease of approximately $98,405, from costs of $202,407 in fiscal year 2019. The reduction was largely due to an increase in higher-margin direct-to-consumer sales, a reduction in vendor expenses for live programs. We conducted many of our programs virtually which drastically reduced overall program expenses.

Gross margins

2020 gross profit increased by $13,647 over 2019 gross profit. This improved performance was caused by a reduction in live expenses as the company conducted many activities virtually.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services, research, and development expenses. Expenses in 2020 increased to $96,383 from the 2019 operational expense of $66,787. Approximately $52,000 of this increase was due to increased compensation and benefits costs. The Company hired four part-time employees in 2020, one in marketing, community management, and business development.

Historical results and cash flows:

The historical results reflect our focus on user growth. During the years of 2018, 2019, 2020 we were still pricing and understanding our market of premium and enterprise customers. We believe that the cash flows are not representative of what investors should expect in the future as we were an early company testing the market with our products and services.

Since our platform operates as a freemium model, it is important to have a growing subscriber base. We went from 30,000 subscribers in 2018, to 117,000 in 2019 and 258,000 in 2020. In early 2021 we piloted our beta app which is still in the testing phase. We will be charging a premium of $9 per month with the hope of converting 1% of our subscriber base by the end of the year. This will be an added revenue stream to our current revenue prospects.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have a variety of capital resources available which includes $22,500 Business Line of credit, Already $105,000 in sales for Q1 of 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We beleive the funds of this campaign help amplify our community app development. Its a new product beta launched in December 2020. Our current revenues cover the cost of operations as they have since our operating launch in January 2018. The funds of this campaign is mainly to support the new product line of app development and the salary of additional team members for our community management and growth prospects.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the funds from this campaign is not necessary to the viability of the company. Its to support the additional growth and trend towards community app solutions demanded by our consumer base.

We launched a beta version of our community's central application in December of 2020. We believe the funds of this campaign will help amplify our community app's development. As such, we anticipate using the funds generated from this campaign to support app development and the salaries necessary to add additional team members to support our community's growth.

The funds from this campaign are not critical because we have sustained operations for 2.5 years via bootstrapped revenue and could continue operations as is with our userbase.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our average monthly burn rate, on average, is $6K. If we raise the minimum of $10K, we will be able to operate for roughly two months. Since we are a predominately remote workforce, we believe we are able to keep our costs extremely low as we scale our product and consumer base.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal of $1,070,000- then we are able to increase our runway to 36 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will continue to prioritize focus on revenue growth as our main source of capital in the future. Our future sources of capital include a line of credit, and loans as well as founder personal credit line access. We also do anticipate raising another capital raise in the next 2-3 years.

Indebtedness

- **Creditor:** SBA Bank Loan
  Amount Owed: $25,000.00
  Interest Rate: 3.75%
  Maturity Date: February 06, 2050

- **Creditor:** Accrued Expenses (As of 12/31/2020)
  Amount Owed: $17,017.00
  Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $11,500,000.00

Valuation Details:

The company determined its valuation based on an analysis of multiple factors. We set our valuation at $11.5 million based on our existing traction. The company is revenue-generating, has a 250,000 subscriber base that we believe can be converted to subscription-based customers, and has multiple Fortune 500 company clients. We also incorporated comparative valuations of competitors who were in a similar category and stage of business and had higher but similar valuations during their Seed/Series A Round.

Valuation Breakdown Comparison to the valuation of competitors:

1. Andela Raised $3Million seed round in 2014 (Currently $181 Series D Round): New York City-based talent accelerator. Commonalities include mission, the scope of work, team size at seed, etc. (Source: https://www.finsmes.com/2014/09/andela-raises-seed-funding.html)

2. Teal Raised $5Million Seed Round in 2020 a platform that looks to help people land jobs that they love. (Source: https://techcrunch.com/2020/07/08/tealhq-with-5-million-in-funding-looks-to-help-people-land-a-job/)

Business Clients and Supporters Career Accelerator supporters on the GSE platform include IBM, Google Cloud, AWS. We also took into account corporate and government clients (including Forbes, Linkedin, US State Department, etc) and elite speaker network -World-Class speakers including Jack Dorsey, Ben Horowitz, Tim Draper, Naveen Jain, Sophia, Ndaba Mandela, President Jovenel Moise, Vicky Jeudy.

The company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the company currently only has one class of stock and no outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,954.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Community App Launch*
  40.0%
  We plan to launch an updated version of our web app as well as the first mobile app career dashboard.

- *Company Employment*
  40.0%
  We plan on hiring a business development lead to support community management, scale and growth of users. We also plan on hiring a community manager to increase and maintain user engagement.

- *Marketing*
  15.0%
  Marketing campaign launches of app and new career program offerings.

- *Research & Development*
  1.5%
  R&D activities for competitive analysis to improve user experience and engagement on community subscription app

If we raise the over allotment amount of $999,982.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  16.5%
  Marketing campaign launches of app and new career program offerings

- *Community App Launch*
  30.0%
  We plan to launch an updated version of our web app as well as the first mobile app career dashboard.

- *Company Employment*
  30.0%
  We plan on hiring a business development lead to support community management, scale and growth of users. We also plan on hiring a community manager to increase and maintain user engagement.

- *Working Capital*
  20.0%
  Global Channel Sales optimization and improvement of GSE Recruit/ GSE Lab services.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at globalstartupecosystem.com (www.globalstartupecosystem.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/global-startup-ecosystem

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Global Startup Ecosystem, Inc.

[See attached]

GLOBAL STARTUP ECOSYSTEM, INC.

Financial Statements for the

Years Ending December 31, 2020 and 2019

(UNAUDITED)

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 13, 2021

To: Board of Directors, GLOBAL STARTUP ECOSYSTEM, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of GLOBAL STARTUP ECOSYSTEM, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2020 AND 2019, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

GLOBAL STARTUP ECOSYSTEM, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$ 1,202	$ 6,551
Accounts receivable	74,893	64,763
Total Current Assets	76,095	71,314
Fixed Assets, net	10,323	435
Total Assets	$ 86,418	$ 71,749
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 0	$ 7,041
Accrued expenses	17,017	14,921
Accrued income tax	0	4,007
Total Current Liabilities	17,017	25,969
Long Term Liabilities		
Loans	25,000	0
Total Liabilities	42,017	25,969
STOCKHOLDERS' EQUITY		
Common Stock, $0.001 par value, 10,000 shares authorized 1,150 shares issued and outstanding as of December 31, 2020 and 2019	1	1
Additional paid in capital	38,406	38,406
Retained earnings (Accumulated Deficit)	5,995	7,373
Total Stockholders' Equity	44,401	45,780
Total Liabilities and Stockholders' Equity	$ 86,418	$ 71,749

GLOBAL STARTUP ECOSYSTEM, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Independent Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues	$ 199,006	$ 283,764
Cost of revenues	104,002	202,407
Gross profit (loss)	95,004	81,357
Operating expenses		
General and administrative	74,602	51,273
Sales and marketing	21,328	15,463
Depreciation	453	51
Total operating expenses	96,383	66,787
Net Pre-Tax Income	(1,379)	14,570
Tax expense	0	(4,007)
Net Income	$ (1,379)	$ 10,563

GLOBAL STARTUP ECOSYSTEM, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Independent Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock								
	Shares		Par Value		Additional Paid-In Capital		Retained Earnings		Total Stockholders' Equity
Balance as of January 1, 2019	1,150	$	1	$	38,406	$	(3,190)	$	35,217
Net Income	0		0		0		10,563		10,563
Balance as of December 31, 2019	1,150		1		38,406		7,373		45,780
Net Loss	0		0		0		(1,379)		(1,379)
Balance as of December 31, 2020	1,150	$	1	$	38,406	$	5,994	$	44,401

GLOBAL STARTUP ECOSYSTEM, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Independent Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	$ (1,379)	$ 10,563
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation	453	51
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(10,130)	89,371
Increase (Decrease) in accounts payable	(7,041)	(98,068)
Increase (Decrease) in accrued expenses	2,096	31
Increase (Decrease) in accrued income tax	(4,007)	4,007
Net cash used in operating activities	(20,008)	5,955
Cash Flows from Investing Activities		
Purchase of equipment	(500)	(486)
Purchase of vehicles	(9,841)	0
Net cash used in investing activities	(10,341)	(486)
Cash Flows from Financing Activities		
Issuance of loans	25,000	0
Net cash provided by financing activities	25,000	0
Net change in cash and cash equivalents	(5,349)	5,469
Cash and cash equivalents at beginning of period	6,551	1,082
Cash and cash equivalents at end of period	$ 1,202	$ 6,551

GLOBAL STARTUP ECOSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Accountant's Review Report
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

GLOBAL STARTUP ECOSYSTEM, Inc. (which may be referred to as the "Company", "we," "us," or "our") is a digital accelerator with a mission to educate, inspire, and prepare individuals and organizations for the digital age. The Company was incorporated in New York on May 22, 2017. The Company's headquarters are in Rosedale, New York. The company began operations in 2018.

As of December 31, 2020, the Company had a limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $1,202 and $6,551 in cash and cash equivalents, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for vehicles and equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718"). ASC 718 requires all stock-based payments to employees and directors, including grants of restricted stock units and stock option awards, to be recognized as expense in the statements of operations based on their grant date fair values. Grants of restricted stock units and stock option awards to other service providers, referred to as non-employees, are measured based on the grant-date fair value of the award and expensed in the Company's statement of operations over the vesting period.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling access to events. The Company's payments are generally collected on a Net 30 term.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had $74,893 and $64,763 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed assets consist of equipment and vehicles. As of December 31, 2020 and 2019 the Company had $10,323 and $435 in net fixed assets. The following table shows the details of the fixed assets:

Fixed Assets		2020		2019
Equipment	$	986	$	486
Vehicles		9,841		0
		10,827		486
Less accumulated depreciation		(504)		(51)
Fixed Assets, net	$	10,323	$	435

NOTE 4 – LOAN

On June 21, 2020, the Company entered into an Economic Injury Disaster Loan ("EIDL") through the Small Business Administration ("SBA") for a total of $25,000 with an interest rate of 3.75% and a maturity date of June 21, 2050. Beginning in 2021, the Company is required to make monthly payments. The following table shows the future maturity of the loan:

Year Ending December 31,		
2021	$	0
2022		0
2023		481
2024		551
2025		575
Thereafter		23,393
Total		$ 25,000

NOTE 5 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2020 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2020, the Company had authorized 10,000 shares of common stock, par value $0.001. As of December 31, 2020 and 2019, the Company had 1,150 and 1,150 shares of common stock issued and outstanding, respectively.

NOTE 7 – SHARE-BASED COMPENSATION

The Company does not have a share-based compensation plan as of December 31, 2020.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to continue profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine Crowdfunding, Inc. (the "Intermediary"). The Intermediary will be entitled to receive a 7% commission.

Increase of Authorized Shares

Prior to the Crowdfunded Offering, the Company will increase the number of authorized shares from 10,000 to 100,000,000, and the number of shares issued from 1,150 to 11,500,000.

Management’s Evaluation

Management has evaluated subsequent events through May 13, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Global Startup Ecosystem

We are building the tech workforce of the future


Discover
Untapped
Talent
Building the Tech Workforce
of the Future

Website | New York, NY | BUSINESS TO BUSINESS

With a mission to educate, inspire and prepare future generations for the digital age, we believe Global Startup Ecosystem (GSE): is one of the fastest-growing networks for remote tech professionals.

$0.00 raised

0 Investors	$11.5M Valuation
$1.00 Price per Share	$158.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Institutional clients and industry leaders who use our platform sinclude Linkedin, Forbes, SAP, US State Department, Mastercard, Intuit, Google, AWS, IBM Cloud, Facebook, and more.
- A community of over 258,000+ individuals including past speakers such as Jack Dorsey (the founder of Twitter), Ndaba Mandela (the grandson of Nelson Mandela), Sophia the Celebrity Robot, Billionaire Kevin Okyere, Vicky Jeudy from the Netflix series, Orange Is the New Black, and VPs/CEOs from Google, Facebook, Airbnb, Uber and more.
- Featured in media outlets such as Forbes Magazine, Black Enterprise, Essence Magazine, Huffington Post, Inc Magazine, Entrepreneur, and active in high growth markets (Africa, latam, and the Caribbean)

Preparing individuals and organizations for the digital age

GSE is tackling global unemployment by building the tech workforce of the future. Our motto is to engage, inspire and prepare individuals for the digital age. The 3 pillars by which we do this are employment, entrepreneurship, and education. We are committed to tackling unemployment, especially in marginalized communities, by empowering youth ages 18-35 around the world. Today, we believe our platform is in high demand, due to the remote work culture shift and the exponential rate of unemployment in 2020.


Educate, Inspire
and Prepare people
for the Digital Age
GLOBAL
STARTUP
ECOSYSTEM

We believe there is an ever-growing need for remote employees and freelancers in today's digital economy, but there is a talent shortage and a growing skills gap amongst Millenials and future generations

Why does this matter now? The world is changing, from how we live, to how we work. We are experiencing historic levels of unemployment especially amongst younger generations especially in minority communities and emerging markets. In one generation we experienced two major global recessions from the 2008 financial crisis to the 2020 pandemic lockdown. Furthermore, this generation is not prepared for the global shift in talent needs of employers. While exponential technology and automation are optimizing our world, this rapid rate of change is also causing fundamental shifts in our societies, where we believe many of the jobs of today will become irrelevant and replaced by the jobs of tomorrow.


SAVE the MIDDLE CLASS
I WANT MY JOB BACK

The world is facing Accelerated Global Unemployment




LOST MY JOB
DUE COVID-19

We need a better way to recruit, train, and prepare this generation for the future of work. We believe that global unemployment and rapid upskilling will be defining challenges of our time. And we are taking it head-on with a technology that enables employers to train and hire unique diverse talent pools while making an impact on this global challenge. We believe this fundamentally improves their brand reputation amongst this generation and revolutionizes the recruitment industry.

Unemployment leads to Civil Unrest at scale

London, Paris, Hong Kong, Haiti, Bolivia, Ecuador, Venezuela, Zimbabwe, USA, Indonesia, Netherlands, Peru, Lebanon, Syria, Yemen, Iraq, Israel...





Additionally, civil unrest has erupted around the world, we believe in part, due to a lack of alternative career opportunities. In 2019, 22 countries witnessed violent street riots led by youth ages 18-45. We believe things will only continue to worsen if we do not create global digital solutions for career upskilling, and business mobility.


GLOBAL STARTUP ECOSYSTEM
THE RECRUITMENT HIRING SYSTEM IS BROKEN ON BOTH SIDES OF THE AISLE
Pain Points for Employers
36 Days
The average time to fill a position
2017
PWC's CEO survey reports that chief executives view the unavailability of talent and skills as the biggest threat to their business.
94%
Global business leaders are sourcing contractors from online digital job platforms
$4,129
Average amount employer spends per hire
85 Million
Global human talent shortage will exist by 2030
THE CURRENT TALENT RECRUITMENT EXPERIENCE
Pain Points for Job Candidates
2-6 Months
The time typical job search takes
27%
candidates who had a negative experience would "actively discourage" others from applying for a job with that company.
41%
applicants with a poor candidate experience ditch brand loyalty and avoid buying that company's products.
72%
job seekers have reported sharing bad candidate experiences on sites like Glassdoor, on social media or directly with a colleague or friend.
55%
of candidates will lose interest in a role if the company does not follow up within two weeks.
Sources: The Society of Human Resource Management (SHRM), Linkedin, CareerArc

THE SOLUTION

An automated talent recruiting technology platform that upskills the remote workforce of tomorrow and connects diverse communities to employment opportunities

Our career app gives companies the opportunity to upskill this generation by launching digital career accelerator programs that attract, train, and hires the best talent from all over the world. It takes on average 36 days to hire a person for a job position. Our career app reduces that number to 30 days. While giving candidates the opportunity to not only train with their dream job company but also learn company culture. Imagine, you can find out what it feels like to work at Facebook while getting trained by them before you even start the job. How's that for better career choices? It takes on average 3-6 months for someone to find the right job. It's so frustrating that 72% of job seekers have reported sharing bad candidate experiences on sites like Glassdoor, on social media, or directly with a colleague or friend. We believe that we are disrupting the process entirely. And for the companies joining this movement, you're going to leverage a new way to find the right people for the job while building a positive reputation amongst this generation.


SOLUTION
A platform where employers launch accelerator programs that discovers diverse talent after to
Find & Attract diverse talent from all over the world
Train & Upskill potential candidates
Build & Grow a talent community
Save costs & Optimize reach
www.globalstartupecosystem.com


PRODUCT
For Individuals
The GSE app provides a one stop shop for career development resources and training that prepares individuals for jobs. This practical database of programs also comes with a vibrant community of peers, mentors, speakers and entrepreneurs.
Individuals are able to:
Create a profile
Join groups
Engage on social feed
Apply for jobs
Create and join events
Search for opportunities
GLOBAL STARTUP ECOSYSTEM
For Institutions
The GSE app is a unique recruitment platform for companies looking for talent in different parts of the world. In addition to posting job vacancies, institutions can launch career accelerator programs to attract trained talent and get marketing exposure to diverse communities.
Institutions are able to:
Create a profile
Create groups
Post ads on social feed
Post job opportunities
Create and sponsor events
Search for candidate profiles
Create and launch career accelerator programs
www.globalstartupecosystem.com

Our automated app provides access to 3 main things:

1. A continuous stream of career development training (career accelerators, workshops, and boot camps)
2. A virtual marketplace of career opportunities (career fairs, offerings, remote jobs, and fellowships)
3. A curated community of peers, recruiters, and career coaches. The dashboard hub will be customized to each user thanks to AI automation matching


AN INDUSTRY PARADIGM SHIFT
There is a better way to attract talent
Old Way of Recruiting Talent
Current Recruitment Dashboards
Manage multiple job postings on different job boards
High Ad spend promotion to attract applicants
Test talent skills with expensive theoretical tools
Low response rates and high rejection rates - generates low brand reputation
Average time-to-fill a position is 36 days.
New Way of Attracting Talent
GSE Accelerator Dashboard
Give talent opportunity to upskill themselves
Generate positive brand reputation
Test talent skills immediately with hands on internship
Monitor synergies with company culture
Build a talent pipeline community
Average time to attract, source, hire candidate is 30 days
www.globalstartupecosystem.com

THE MARKET

The market is worth over $500 billion and continues to grow since the pandemic

The global recruitment industry is worth $536 billion and remote work has grown by 400% in the past decade (HR News). Remote work has rapidly accelerated during the pandemic and is projected to grow in the coming years (Recruiter in 2018, Global Recruitment Market, Recruitment market, Statista).



MARKET SIZE & VALIDATION
$43 billion Recruitment industry market size
$374 billion Global e-learning market
Investment in Upskilling Could Boost Global GDP by $6.5 trillion by 2030
www.globalstartupecosystem.com

*Source 1 and Source 2. *$43.39B is a projection for 2027 and $370B and it also needs $374B is a projection for 2026.*



THE MARKET OPPORTUNITY
94%
OF GLOBAL BUSINESS LEADERS ARE SOURCING CONTRACTORS FROM ONLINE DIGITAL JOB PLATFORMS.
50%
OF US WORKERS WILL BE FREELANCING.
49%
OF MILLENNIALS ARE SLATED TO QUIT THEIR JOBS WITHIN THE NEXT TWO YEARS.
By 2030
A GLOBAL HUMAN TALENT SHORTAGE OF MORE THAN 85 MILLION PEOPLE WILL EXIST.
400-800
MILLION JOBS COULD BE DISPLACED BY 2030.
133
MILLION NEW JOBS WILL DEVELOP BY 2022 THROUGH AI.

Source

**The information contained in the graphic above is based on third party projections.*

An estimated 60% of employees have been working from home since the pandemic (Finder) and freelancing income stood at over $1 trillion in 2019 and growing (CNBC, Website planet). The global reduction in work hours in the second quarter of 2020 was equivalent to the loss of 495 million full-time jobs, which became groups of people searching for new roles and opportunities to complement income (Global Finance, IMF).

We believe there is currently a mismatch between the demand and supply, with a high supply of roles and high demand for jobs, but a major skills gap and lack of a talented remote workforce.



60%
of employees are currently working from home
94%
of global business leaders are sourcing contractors from online digital job platforms.
$1 Trillion
freelancing income in 2019

OUR TRACTION

World-class mentors, and a clientele that includes Forbes, LinkedIn, and Google

We prioritized user growth and product development over the past few years and tested the pricing needs of the market. This is reflective of pilot revenue traction. As such our user base has grown to over a quarter-million members within the community.


TRACTION
1. Userbase
a. Individual Userbase- 258,000+ people
b. Institutional Userbase - Close to 100+ Institutional Partners
2. Community
a. 600+ Global Speakers
b. 9,600 Career Accelerator Alumni
c. 175,000 Tech Summit Career Fair Attendees
3. Corporate and Government Clients
Top recent clients
www.globalstartupecosystem.com

Our bespoke and corporate and government paying clients include Forbes, Linkedin, SAP, Google, NYU, and the US State Department. We have a network of over 600 world-class speakers, mentors, trainers, instructors, ambassadors, and corporate leaders. A few past speakers include Jack Dorsey (the founder of Twitter), Ndaba Mandela (the grandson of Nelson Mandela), Vicky Jeudy from the Netflix series, Orange Is the New Black, and VPs/CEOs from Google, Facebook, Airbnb, Uber, and more.


Companies We've Worked With



We believe we are one of the only recruitment and talent-sourcing platform covering advanced technologies and advanced tech roles and problems (AI, Blockchain, Space, VR, AR, XR). We have been featured in over 200 media outlets, blogs, and newsletters including the Huffington Post, Black Enterprise, and the Financial Times, and at events like the Forbes 'Her Future' Summit and NASA's 'Space Tech Summit and Career Accelerator Program'.

Features

BLACK ENTERPRISE | HUFFPOST | FT FINANCIAL TIMES
NASA | EBONY | Forbes
The Guardian | Entrepreneur MAGAZINE | BLACK ENTERPRISE
The New York Times | TEDx | ESSENCE

WHAT WE DO

Building the tech workforce of the future



GLOBAL STARTUP ECOSYSTEM
HOW IT WORKS
Corporate and Government Onboarding
1 Company Signs up for GSE Career Dashboard
2 Company sets goals for target needs. Ex. We are looking to hire 100 women ages 25-35 who have skills in digital marketing, coding and graphic design. We are growing our New York office.
3 Company receives draft recruitment campaign memo for review and approval. GSE Career Dashboard generates Digital Career Accelerator Program.
GSE Career Dashboard Platform
1 Call for Applications - GSE Career Dashboard generates application interest for position; Ai algorithm selects top candidates that meet criteria; Digital Career Accelerator Program is launched with candidate cohort
2 Top cohort members selected for remote internship with company. Top cohort members selected for immediate hire after internship based on performance
3 Non selected candidates transition to be alumni community for company; remain talent pipeline pool for future hiring needs
www.globalstartupecosystem.com

For individuals, GSE is a career development dashboard. You simply download our app and join the community by completing a registration and application channel. Once they complete their profile, they are able to engage with the community, participate in the education courses, and receive curated opportunities relevant to their craft, through our AI augmenting system.



SOLUTION (For Individuals)
An Ai powered Career App that Prepares Future Generations for the Future of Work
GLOBAL STARTUP ECOSYSTEM
PREPARATION
A platform that provides continuous upskilling and reskilling resources and training on the top skills in demand (Training Marketplace)
POSSIBILITIES
Customized career path that is created based on matching your skills to current job prospects. (Career Dashboard)
PEOPLE
Community centric hub of peers, mentors, coaches, recruiters and workforce influencers to be apart of your career journey (Membership)
www.globalstartupecosystem.com

For institutions, GSE will be a talent pipeline community dashboard. They simply download our recently released app and will complete their profile to receive support in framing their branding, messaging, and guidelines. Institutions are able to navigate the community and find remote talent, join GSE recruitment and career program initiatives, and potentially host customized bespoke career development programs. Bespoke service for high-level clients leverages the accelerator model and programming to help them find the best talent. Our AI and team help by fine-tuning the process for them and providing recommendations.



SOLUTION (For Institutions)
An Ai powered Career App that Prepares Future Generations for the Future of Work
GLOBAL STARTUP ECOSYSTEM
FIND TALENT
Organizations can find top talent globally, especially in emerging regions. Skill sets across tech, design, biz dev, engineering and more.
TRAIN TALENT
Help save cost on talent development, talent sourcing and talent discovery. Eventually resulting in accelerated growth and gains
SCALE TALENT
Save time on organizations looking for digital talent, managing development and payments, supporting the work life balance alongside general commitments.
www.globalstartupecosystem.com

THE BUSINESS MODEL

Three revenue streams

Our B2B and B2G client base is activated through our annual program sessions and has seen 4x YOY growth. We generated $277,000 in 2018, $283,500 in 2019 and $202,000 in 2020 (with the pandemic year pivot to virtual). Our Average Order Value is $0-$99 for individuals and $499- $100k for institutions.



GSE MONETIZATION STRATEGY
GSE Programs
(B2C PROGRAM FEES)
We host leading talent career accelerator programs that are conducted in the form of tech summits, accelerators, and academy. Access to GSE programs is free and monetised via premium attendees, career fair expo companies, and institutional sponsor packages.
(B2B SPONSOR FEES)
Each program generates thousands in revenues with top package costs ranging from $1000 for premium guests to $50,000 for institutional partners.
GSE Community App
(B2C MEMBERS FEES)
We have a freemium model where users can join the platform for free and pay premium for on demand content, private training, boosted post announcements and more.
With over 250,000 members, we aim to have a 4% conversion rate by end year. Premium Individual is $9 a month. Premium Enterprise is $19.99 a month.
GSE Lab
(B2B & B2G CLIENT SERVICES)
These marketing and innovation packages help clients enter tech ecosystem markets to broadcast both their company offerings and source tech talent.
(B2B RECRUIT SERVICES)
We host customised talent career accelerators for institutional clients to create a pipeline of talent and hire. Packages range from $5000 for basic talent search posting to $100,000 for full programs.

We have 3 Revenue streams:

- Subscription (B2C/B2B)
- Sales (B2B/B2G)
- Service (upsell from account management of clients)

Our freemium model allows people to join our community and access our resources, programs, and training sessions. But members must pay a subscription in order to access premium networking opportunities, content, and other perks.



FINANCIAL TRACTION
2018
2019
2020
Revenue Stream Pilot Testing
B2C Program Sales
B2B Program Sales
B2C Program Sales
B2B Program Sales
B2C Subscriber Sales
B2B/B2C Program Sales
B2B/B2G Client Services
Userbase Growth
79,000 users
117,000 users
258,000 users
Top Clients

HOW WE ARE DIFFERENT

We focus on the digital market worldwide and work to empower marginalized communities

What sets us apart is our focus on remote, digital, and emerging markets. We believe The Global Startup Ecosystem (GSE) is one of the world's largest remote work recruitment companies that leverages ecosystem-building programs and digital education to curate the world's largest digital tech community of remote talent. We believe we were the first to truly build for remote work and remote talent placement, making us highly poised for the needs and problems that the pandemic exacerbated. We also focus on marginalized groups who have faced economic disadvantages.

We believe we also have one of the largest global footprints across 90 countries, helping us to support the right placement irrespective of the region and also for companies searching for people in set regions. This combined with our educational programs, workshops, courses, and career accelerator programs has helped reach and impact the lives of hundreds of thousands of people.

We also focus on marginalized groups who have faced economic disadvantages and a segment who are having to navigate a world with two major global disasters: the 2008 Great Recession and the 2020 global pandemic/lockdown.



COMPETITOR LANDSCAPE


Marketplace Talent
upwork
flexjobs
Toptal
Training & Skils Program
Udemy
Andela
coursera
SKILL SHARE.
GLOBAL STARTUP ECOSYSTEM
glassdoor
indeed
CAREER BUILDER
MONSTER
Workplace
LinkedIn
Traditional Recruitment Dashboard
Community Centric
www.globalstartupecosystem.com

**The above information is based on internal research and management's experience.*


COMPETITIVE ADVANTAGE
We are scaling underserved communities (Emerging Markets)
1. Unique Access: Presence in Emerging Markets Africa, the Caribbean and Latin America
Government relationships with local US Embassies, Chambers of Commerce, Government Ministries, Presidential Offices
Tech ecosystem partnerships with local accelerators, incubators, tech program managers
Corporate ecosystem relationships
2. Unique Offering: Digital Accelerator Programming Experience (Over 9,600 graduates at virtual career fair programs)
3. Unique Target Demographic: Ages 18-35 serving as global ambassadors and community leaders of the GSE platform
4. A fast growing event database of tech summits.
Africa
Caribbean & Latin America
GLOBAL STARTUP ECOSYSTEM

THE VISION

1 billion people by 2030

Our vision is to upskill 1 billion people by 2030 for the future of work. We see ourselves becoming the top company in our space as we continue to grow our global network of individuals and institutions.


GLOBAL STARTUP ECOSYSTEM
Our goal is to
Upskill 1 Billion
People by 2030

OUR LEADERSHIP

A highly skilled and diverse team lead by a remarkable, award-winning founder

Our company lives the solution that we provide, as a global remote-based team. We speak over 7 different languages, have traveled and work in over 62 countries, and have a combined 40+ years of work experience in the tech and recruitment sector.


MEET OUR FOUNDER AND CEO- CHRISTINE NTIM
ACCOLADES
Forbes 30 Under 30
Ad Age 40 Under 40
Essence Magazine Top Black Founders to Watch
Caribbean Changemakers 30 Under 30
Most Influential People of African Descent 40under40
Bill Gates Millennium Scholar
Harvard Business Review Publisher
SPEECHES AND THOUGHT LEADERSHIP
TEDX Forum- "Digital Careers & The Pattern of Small Moves"
SEC-Security and Exchange Commission Forum- "Career Strategy: How to Build a Digital Brand During a Pandemic"
New York City Mayor's Office- "Minority Women in Business : Kicking Down Doors on the Pathway Towards Success"
Linkedin TransformHER Conference: "Digital Networking for Women
United Nations Forum- "Women in Tech - Digitising Emerging Markets"
European Union Forum- "Keynote on Digitising Emerging Markets"
NBC/Telemundo Diversity Conference- "How to Build a Social Impact Startup Company"
YMCA Youth Voices Conference: "The Future We Want
Columbia University Keynote- "Women in Tech and Entrepreneurship"
Tuck Business School - Digital Entrepreneurship in Emerging Markets
Hult International Business School Forum- "The Digital Evolution of Entrepreneurship"
US State Department & Nigerian Embassy- "The Future of Africa is Digital: Strategic Paths for Workforce Development"
US State Department & South Africa Embassy- "Women in Tech- How to Build a Resilient Business"
US State Department & Haiti Embassy- Tech Camp- "How to Build and Monetize a Business in a Digital World"
The Next Web Conference: "Building A Digital Brand"
SXSW Conference- "The Caribbean Melting Pot- How to Build Tech Hubs of the Future"
UN WEB TV

Mrs. Christine Souffrant Ntim is an award-winning Haitian-American & Ghanaian, tech ecosystem expert for emerging markets. She was selected and featured in Forbes 30 Under 30, AdAge 40 Under 40, TEDx, Entrepreneur Magazine, Essence, Black Enterprise, Ebony Magazine, Huffington Post, Inc Magazine, Haiti Changemakers 1804 List, and more. After a successful career in banking and nonprofit development, Christine started her tech career as the founder of Vendedy (currently a case study at Harvard business school). Today she is the founder and CEO of Global Startup Ecosystem (GSE), a tech recruitment company that is home to the world's fastest-growing digital talent career accelerator platform and the fastest growing network of tech summit programs in emerging markets. A well sought after serial entrepreneur, Christine speaks on digital entrepreneurship, personal branding, career planning, and future tech for emerging markets at over 20+ global conferences a year- which includes former appearances at the United Nations, Davos, TEDx, SXSW, European Union Forum, SEC- Security Exchange Commission, US State Department Tours, New York City Mayor's Office, Startup Grind Global, SeedStars World, and more. For fun, she travels and binge-watches top business shows with her husband and 3 kids.

Today she is on a mission to build the workforce of the future with her award-winning digital career accelerator platform - Global Startup Ecosystem. The recruitment company hosts tech ecosystem-building summit programs with high-profile celebrities, corporates, and government officials to build tech career hubs in emerging market countries like Haiti by 2030 and build the tech workforce of the future.



Christine Souffrant Ntim

Founder

WHY INVEST

We've grown as we tackle one of the biggest challenges of the digital era

The global recruitment industry is worth $536 billion and remote work has grown by 400% in the past decade (HR News). Today, 60% of employees work from home since the pandemic (Finder) but despite a high supply of roles and demand for jobs, there is a major skills gap and lack of a talented remote workforce. GSE is solving this problem and empowering marginalized communities by targeting youth ages 18-35 around the world, and has been unstoppable in doing so! We have 169 bespoke, corporate, and government paying clients including Forbes, Linkedin, SAP, Google, NYU, and the US State Department. We've been featured in over 200+ media outlets, blogs, and newsletters including the Huffington Post, Black Enterprise, and the Financial Times, and have around 190 million social media impressions across our various platforms. Because we started digital remote work career programming before it became a norm during the pandemic, we believe we are poised to be a major leader in this space!


TESTIMONIALS: HAITI CAREER ACCELERATOR
Thanks to GSE, I become more confident and I am equipped to face this "new" world. I decided to share what I've learned from the haiti career accelerator and on november 13th, I hosted my first coaching session about professional email and linkedin profile with my english club fellows.
I was very surprised to see how happy they were after my short lecture and two weeks later, one of them sent me an email with a email signature while she didn't know how to create one before. With this experience. I learned that young Haitians want to learn but lack of means they can't.
FANNÉTY GUERCIN | 2020 COHORT
The Global Startup Ecosystem GSE Accelerator Program 2020 was an eye opener and a really amazing opportunity to network and gain visibility.It was strategic and it came at a time when many startups needed survival from the pandemi@and dwindling economic crisis. The perks were delivered and gave me a chance to Improve our organizational productivity.It also brought like minded innovators together
SAMUEL ADUNREKE | 2020 COHORT
My experience with GSE was phenomenal and enriching which allowed me to see the different assets of the digital age. I had the chance to learn from inspiring people who work with pride and excellence, to work as an intern with a company located in New York.
Finally, I can say that it was a journey towards a better future for me because immediately after my experience I got my first job. I have no word to thank you GSE!
ROOD-JERRY BEAUSEJOUR | 2020 COHORT

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

In the Press

Forbes ESSENCE HUFFPOST Forbes FACE2FACE AFRICA Atlanta Black Star

ESSENCE

SHOW MORE

Meet Our Team



Christine Ntim

Founder

Christine Ntim is an award-winning Haitian-American & Ghanaian, startup ecosystem expert for emerging markets. She was selected and featured in Forbes 30 Under 30, AdAge 40 Under 40, Haiti Changemakers 1804 List, Singularity NASA, Entrepreneur Magazine, Huffington Post, Inc Magazine and more.



Ekow Finn

Head of Finance & Sales

Ekow Fynn is a Business Management and Development expert. Skilled at building partnerships with CEOs, executives, and solopreneurs to scale their business and work towards optimizing their reach.



Jaagriti Sharma

Community Development

A full-stack marketing professional with a passion for taking concepts to strategy, planning, launch and beyond. Jaagriti works for Global Startup Ecosystems on a part-time basis.



Danny Rey

Production at GSE

Danny Rey is a Creative Director and cinematographer expert in lighting and poses. He is a storyteller, capturing unforgettable moments and pushing creative boundaries to create the extraordinary.



Leticia Boateng

Operations Analyst

A well-presented and confident individual with a proven ability to provide exceptional service. Having an outgoing personality, good interpersonal skills, open-minded and the ability to work in a multi-national team.



Einstein Ntim

Chair

Einstein Ntim is the Chair of Global Startup Ecosystem (GSE) accelerating people and organizations into the digital age. Einstein provides access to tech & capital experts and speaks on topics covering entrepreneurship, AI, exponential technologies, mental health, and emerging markets. Einstein has had a diverse career in capital markets (UBS, Statestreet, Deutsche Bank), authorship (A New Way), military (UK TA), Educator (Methodist Church), and professional sports (Harlequins & England Rugby). He has conducted business across Europe, China, India, Latin America, and Africa for supranational companies. Einstein is a Whitgift Scholar who studied Economics & Policy at the LSE, Chinese Languages and Philosophy at Nanjing University, Theology at the Methodist Church Britain, and acted as British Council GenUK Ambassador in India and China.



Staniel Tetteh

Ecosystem Developer

Experienced Project Officer with a demonstrated history of working in the non-profit organization management industry. Skilled in Project Monitoring, Event Management, Facilitation, Policy and Research Writing, and Creative Writing. Strong community development professional with a Master of Arts



Zainab Temitope Boateng

Administrative and Community Engagement

I have strong technical skills and an academic background in Information Technology and Internet of things.



Onam Eyram Tamakloe

Business Developer

An enthusiastic, adaptable and motivated young man with the right attitude for success. I possess appreciable communication and leadership skills with the ability to relate well with people at all levels, and I enjoy being part of successful and productive team.



Boris Feltham

Head of Branding and User Experience Design

Boris works effectively both in a team and as an individual and uses his initiative to design new ways of enhancing productivity, performance, and production.



Nii Armah Ralph

Graphic Designer

Passionate about the use Information and Technology to enhance business growth and productivity. I take pride in developing, creating, and designing global products (Website, UI, Application, Logos, etc) that resonate with local cultures and communities.



Sefa-Boakye

Product Designer

I have 4+ years of experience in the startup industry as founder and business developer. I also specialize in social media marketing, sales and design & branding for startups.



Patience Efua Bentum

Human Resources

I am a trustworthy person who enjoys meticulous work. I am methodical, accurate and able to prioritise and committed to getting tasks finished on time. I am an enthusiastic and committed person with an abundance of patience and a lust for learning.



Ann Rosenberg

Executive Sustainability Tech & Board Advisor

Ann has 25 years of experience in the corporate world working with technology, sustainability, and purpose. After 20 years at SAP, she has now moved to support a number of UN initiatives and non-profit organisations. Ann was part of founding SDG Ambition with UN Global Compact and has dedicated her life to serving as a trailblazer for the UN SDGs. She co-created and launched SDG Ambition with UN Global Compact at the WEF in Davos, which challenges and supports companies in being more strategic, and transformative in how they run their businesses to deliver on the 2030 Agenda.



Georgia Dienst

Advisor

Combined with 15+ years of meditation, personal development and mindfulness studies/ practices, I hope to enable individuals and teams to reach their full potential, professionally and personally.I am an active Angel investor and only invest in companies that I believe have a very real positive impact on the world and where I actively support, coach or advise the founding team.



Mike Romoff

Advisor

Mike Romoff is the Vice President Global Channel Sales at Google. His breadth of experience spans a 25-year career where he has held key General Management, Operations, and Business Development positions at companies such as Linkedin, NBC, IDG, 360i, and The Industry Standard Magazine. Mike holds a BA from Amherst College and an MBA from Columbia Business School as well as a 200-hour yoga instructor certification.



Lisa M. Coleman, Ph.D.

Advisor

Reporting to the University President, Dr. Coleman works with Deans, internal stakeholders, external partners, and other constituents to advance, promote and build capacity for strategic global diversity, equity, inclusion, access, belonging, and innovation initiatives across NYU globally; this includes NYU - New York, Shanghai, and Abu Dhabi, NYU's other thirteen sites, and its numerous global centers. Prior to NYU, Dr. Coleman served as the inagural Chief Diversity Officer and as Special Assistant to the President at Harvard University (2010-2017)



Akwasi Awua-Ababio

Advisor

A Certified Architect in IT with over 30 years' experience in the IT/Financial/Insurance Industry. I am currently working as Director of Diaspora Affairs at the Office of the President of Ghana where I oversee the formulation and implementation of the overall diaspora engagement.. Before my current position I was a Principal Consultant for Capgemini.

Offering Summary

Company	Global Startup Ecosystem, Inc.
Corporate Address	10 Hudson Yards, 48th Floor , New York, NY 10001
Offering Minimum	$9,954.00
Offering Maximum	$999,982.00
Minimum Investment Amount (per investor)	$158.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	9,954
Maximum Number of Shares Offered	999,982
Price per Share	$1.00
Pre-Money Valuation	$11,500,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$500+ | Tier 1

5% bonus shares + Recognition of investment to GSE community + Access to Exclusive GSE Investor Club meet and greet sessions and private Facebook Group.

$1,000+ | Tier 2

10% bonus shares + Lower Tier non-bonus share perks + Recognition on GSE Website.

$2,500+ | Tier 3

15% bonus shares + lower Tier no bonus share perks + Free Access to GSE Recruit Service Package (Post up to 5 jobs, Host 1 information webinar on the community platform) + Free VIP access to annual GSE Investor Summit (Virtual 2021/ Live 2022).

$5,000+ | Tier 4

17% bonus shares + Lower Tier non-bonus share perks + Permanent recognition on GSE showroom wall (HQ Office).

$10,000+ | Tier 5

20% bonus shares + One on one with the founder+ Complimentary VIP access to a GSE global career tech summit in Haiti (Caribbean) or Ghana/Nigeria (Africa) (lodging and transport for 2 nights only; No flights included) + Lower Tier non-bonus share perks.

$25,000 | Tier 6

30% bonus shares + Join GSE angel investor advisory committee board.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Global Startup Ecosystem, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

During the live offering, Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Alabi A. 13 days ago
my country of jurisdiction is Nigeria West Africa when cash disbursement is done by the company either as a dividend payout or acquisition payment. How do I get the cash into a local bank account in Nigeria? Hope there is no US law that prevents this at present
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Paul C. 2 months ago
I am unsure what the company offers. Investments by investors most of the time are focused on exits at some point. I saw no avenue that places this company in that position. It is very similar to a few dozens free applications that are out there. Other difference I saw was you have thinned out your niche by excluding customers. Your base would have to have the ability to grow beyond the competition. But if you are excluding large pockets of the population. I can not see an exist strategy to either be listed, or acquired. I want to invest, but unsure how the money would ever be recovered. Thank You.
0 View 1 reply

Christine N. - Global Startup Ecosystem 2 months ago
Hi Kevin, Thank you your inquiry. We are a recruitment company that has a talent accelerator service product to attract talent in emerging markets (Ex. Africa, Caribbean) and diverse minority communities Ex (Women etc.). We generate revenue in 3 ways- Subscription fees from our community app, Services via the talent accelerator for B2B clients such as Microsoft, and Sales-payments for recruitment tech events with career fairs etc. We will also work on the technical glitch on form C so you can access the financials.
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W Kim C. SE OWNER 69 INVESTMENTS 2 months ago
Hi Christine, I'm intrigued... However, a lot of the current startups in the TTW phase are offering a 20% bonus perk for those who make a reservation prior to going "live". Would you consider adding this perk to your offering? Thanks. Blessings
0 View 1 reply

Kevin H. 2 INVESTMENTS 2 months ago
I'm unable to discern from the pitch exactly what the business opportunity is here. Can you explain what your business is and how you earn revenue? Also, can you provide a link to your financials and Form C? (The Form C link on your campaign page doesn't appear to work at the moment.)
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The world is changing, from how we live, to how we work. We are experiencing historic levels of unemployment especially amongst younger generations from all around the world. In regions like Africa, almost 50% of current university graduates do not have jobs. Young people are applying to job boards AND getting more degrees, but are still unemployed. And On the other side of these job applications- companies are frustrated.

They can't find the right workers with the right skills for the job

It's estimated that there is an $8.5 Trillion Talent Shortage globally

and while technology and automation is optimizing our world, this rapid rate of change is also causing fundamental shifts in our societies.

Many jobs of today will become irrelevant as they are replaced by the jobs of tomorrow. We need a better way to recruit, train, and prepare this generation for the future of work.

Welcome to - the Global Startup Ecosystem (GSE)

We created and scaled what we believe is the world's 1st talent career accelerator platform with thousands of participants every year train for jobs of the future.

We've hosted career programs and mega tech summits in countries all over the world - Across the Americas from the USA to Columbia, to the Caribbean from Haiti to Barbados and Europe from UK and in Africa from Nigeria, Ghana, Egypt, Ethiopia, South Africa and more.

Our career app gives companies the opportunity to upskill this generation by launching digital career accelerator programs that attracts, trains and hires the best talent from all over the world.

This customized career dashboard was created to support individuals from the day they enter the workforce to the day they retire from it; giving young people access to continuous training, career opportunities, and communities from all over the world.

We believe that global unemployment and rapid upskilling will be defining challenges of our time, and we are taking it head-on.

In the past few years, we've scaled to a quarter-million users. Have 600 speakers. Have institutional clients and industry leaders who use our platforms such as Linkedin, Forbes, SAP, US State Department, Mastercard, Intuit, Google, AWS, IBM Cloud, Facebook, and more

We believe that our platform can upskill a billion people by 2030 and transform how we prepare for the jobs of tomorrow...today.

Hi I'm Christine Ntim

Founder and CEO at the Global Startup Ecosystem

And I believe in building the tech workforce of the future

By now, you probably heard of our mission, our impact, and the work that we've done at GSE over the past couple of years

My background and expertise, in tech and entrepreneurship, I believe, is world-renowned

As evidenced by being featured as a Forbes 30 under 30 entrepreneur, i have a business that has been featured as a case study at Harvard business review, and finally my thought leadership, I've been invited as a speaker at major tech conferences around the world from TEDX to the United Nations, and back

Finally personally, as an African American of Haitian descent who has traveled to dozens of emerging markets around the world,

I believe that the future will be global, remote, and equitable

And i believe in our platform in being able to tap into this untapped potential of amazing influencers and tech talent from all over the world

And finally, the solution that will tackle this global workforce challenges, I believe will be by us and for us

So thank you so much for being a part of the next chapter of the GSE journey.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

This offering is not live or open to the public at this moment.

Global Startup Ecosystem

We are building the tech workforce of the future


GLOBAL STARTUP ECOSYSTEM
BUILDING THE TECH WORKFORCE OF THE FUTURE
GET IT ON Google Play
Download on the App Store
WWW.GLOBALSTARTUPECOSYSTEM.COM

Website | New York, NY | BUSINESS TO BUSINESS

$74,289 raised

0 Investors	$11.5M Valuation
$1.00 Price per Share	$158.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

With a mission to educate, inspire and prepare future generations for the digital age, we believe Global Startup Ecosystem (GSE) is one of the fastest-growing networks for remote tech professionals.

Overview | Team | Terms | Updates | Comments | Follow

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Reasons to Invest

1. GSE has over 232,000 members and has had 175,000 people attend its career workshops, boot camp sessions, and annual tech summit programs.

2. GSE's clientele includes Forbes, LinkedIn, and Google, and its network of leaders includes Jack Dorsey (the founder of Twitter), Ndaba Mandela (the grandson of Nelson Mandela), Vicky Jeudy from the Netflix series, Orange Is the New Black, and VPs/CEOs from Google, Facebook, Airbnb, Uber and more.

GSE has been featured in over 200 media outlets, blogs, and newsletters including the Her Future Summit and NASA's Space Tech Summit and Career Accelerator Program.


GLOBAL STARTUP ECOSYSTEM
Welcome to Global Startup Ecosystem


Google Play
App Store
WWW.GLOBALSTARTUPECOSYSTEM.COM

Entrepreneurship

We are a leading platfrom for tech ecosystem building.

Employment

we are building a remote workship of the future via technology

Education

From workships, to training to leadership development programs.

Reserve Shares

In the Press

Forbes ESSENCE HUFFPOST Forbes FACE2FACE AFRICA Atlanta Black Star

ESSENCE

SHOW MORE

Meet Our Team



Christine Ntim

Founder

Christine Ntim is an award-winning Haitian-American & Ghanaian, startup ecosystem expert for emerging markets. She was selected and featured in Forbes 30 Under 30, AdAge 40 Under 40, Haiti Changemakers 1804 List, Singularity NASA, Entrepreneur Magazine, Huffington Post, Inc Magazine and more.











Jaagriti Sharma

Business Development & Operations (Part-Time)

A full-stack marketing professional with a passion for taking concepts to strategy, planning, launch and beyond.

Jaagriti works for Global Startup Ecosystems on a part-time basis.



Ekow Finn

Head of Finance & Sales (Part-Time)

Ekow Finn is a Business Management and Development expert. Skilled at building partnerships with CEOs, executives, and solopreneurs to scale their business and work towards optimizing their reach.

Ekow works for Global Startup Ecosystems on a part-time basis.



Boris Feltham

Head of Branding and User Experience Design (Part-Time)

Boris works effectively both in a team and as an individual and uses his initiative to design new ways of enhancing productivity, performance, and production.

Boris works for Global Startup Ecosystems on a part-time basis.



Danny Rey

Production at GSE (Part-Time)

Danny Rey is a Creative Director and cinematographer expert in lighting and poses. He is a storyteller, capturing unforgettable moments and pushing creative boundaries to create the extraordinary.

Danny works for Global Startup Ecosystems on a part-time basis.



Einstein Ntim

Advisor

Einstein has had a diverse career in capital markets (UBS, Statestreet, Deutsche Bank), authorship (A New Way), military (UK TA), Educator (Methodist Church), and professional sports (Harlequins & England Rugby). He has conducted business across Europe, China, India, Latin America and Africa for supranational companies.



Ann Rosenberg

Executive Sustainability Tech & Board Advisor

Ann has 25 years of experience in the corporate world working with technology, sustainability, and purpose. After 20 years at SAP, she has now moved to support a number of UN initiatives and non-profit organisations. Ann was part of founding SDG Ambition with UN Global Compact and has dedicated her life to serving as a trailblazer for the UN SDGs. She co-created and launched SDG Ambition with UN Global Compact at the WEF in Davos, which challenges and supports companies in being more strategic, and transformative in how they run their businesses to deliver on the 2030 Agenda.



Mike Romoff

Advisor

Vice President Global Channel Sales at Google



Georgia Dienst

Advisor

Combined with 15+ years of meditation, personal development and mindfulness studies/ practices, I hope to enable individuals and teams to reach their full potential, professionally and personally.I am an active Angel investor and only invest in companies that I believe have a very real positive impact on the world and where I actively support, coach or advise the founding team.

Offering Summary

Company	Global Startup Ecosystem, Inc.
Corporate Address	10 Hudson Yards, 48th Floor , New York, NY 10001
Offering Minimum	$9,954.00
Offering Maximum	$999,982.00
Minimum Investment Amount (per investor)	$158.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	9,954
Maximum Number of Shares Offered	999,982
Price per Share	$1.00
Pre-Money Valuation	$11,500,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the issuer's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters campaign, and then completing an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for. If you purchase 100 shares, you will receive 120 shares instead (100 + 10 from your reservation + 10 from the live offering perk).

During the live offering, you will only receive the highest level bonus share perk you are eligible for.

TTW Reservation Perks*

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

*** Note these perks do stack with the other live offering perks. The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.*

Live Offering Perks

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$500 | Tier 1

5% bonus shares + Recognition of investment to GSE community + Access to Exclusive GSE Investor Group.

$1,000 | Tier 2

10% bonus shares + +Complimentary VIP access to live GSE Investor Summit (Virtual in 2021/ Live 2022) + Lower Tier non-bonus share perks.

$2,500 | Tier 3

17% bonus shares + Lower Tier non-bonus share perks Jr Service Package (Post up to 5 jobs, 1 information session on the community platform) + Lower Tier non-bonus share perks.

$5,000 | Tier 4

17% bonus shares + Lower Tier non-bonus share perks.

$10,000 | Tier 5

20% bonus shares + Complimentary VIP access to a GSE global career tech summit in Haiti (Caribbean) or Ghana/Nigeria (Africa) (lodging and transport for 2 nights only; No flights included) + Lower Tier non-bonus share perks.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Global Startup Ecosystem, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

During the live offering, investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Global Startup Ecosystem to get notified of future updates!

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Alabi A 7 days ago

my country of jurisdiction is Nigeria West Africa when cash disbursement is done by the company either as a dividend payout or acquisition payment. How do I get the cash into a local bank account in Nigeria? Hope there is no US law that prevents this at present

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Paul Cordell a month ago

I am unsure what the company offers. Investments by investors most of the time are focused on exits at some point. I saw no avenue that places this company in that position. It is very similar to a few dozens free applications that are out there. Other difference I saw was you have thinned out your niche by excluding customers. Your base would have to have the ability to grow beyond the competition. But if you are excluding large pockets of the population. I can not see an exist strategy to either be listed, or acquired. I want to invest, but unsure how the money would ever be recovered. Thank You.

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Christine Ntim - Global Startup Ecosystem 2 months ago

Hi Kevin, Thank you your inquiry. We are a recruitment company that has a talent accelerator service product to attract talent in emerging markets (Ex. Africa, Caribbean) and diverse minority communities Ex (Women etc.). We generate revenue in 3 ways- Subscription fees from our community app, Services via the talent accelerator for B2B clients such as Microsoft, and Sales- payments for recruitment tech events with career fairs etc. We will also work on the technical glitch on form C so you can access the financials.

0 Reply

W Kim Colich SE OWNER 68 INVESTMENTS 2 months ago

Hi Christine, I'm intrigued... However, a lot of the current startups in the TTW phase are offering a 20% bonus perk for those who make a reservation prior to going "live". Would you consider adding this perk to your offering? Thanks. Blessings

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Kevin Hardman 2 INVESTMENTS 2 months ago

I'm unable to discern from the pitch exactly what the business opportunity is here. Can you explain what your business is and how you earn revenue? Also, can you provide a link to your financials and Form C? (The Form C link on your campaign page doesn't appear to work at the moment.)

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Email:

Subject Line:
Opportunity to Own A Part of GSE

Body:

You read that right, {{First_Name}}. As one of our top customers of Global Startup Ecosystem, we're inviting you to invest in our company for the first time.

Since inception, our platform has been the go to place to engage with tech hubs and tech talent from all over the world. The future of work is now and we believe that we have pioneered workforce development via our digital career accelerator platform.

We're now giving you the opportunity to invest in a growing brand that has accomplished:

- Revenue in 3+ years (bootstrapped)
- Work with giant brands such as Forbes, Linkedin, Google, Facebook, Mastercard, etc.
- 258,000 subscribers

Founded by Forbes 30 Under 30, serial entrepreneur Christine Ntim, who is a coder, thought leader, and speaker who has been featured on TEDx, Forbes, Essence Magazine, Inc Magazine, Black Enterprise, Entrepreneur, Huffington Post and more, we believe GSE is being led by someone who truly has the passion and expertise to support demand for trained tech talent.

Reserve to Invest now.

We welcome you to be a part of this company and its mission to prepare people for jobs of tomorrow..today.

Best
GSE Team